JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	391,173
Deposit with clearing broker		50,015
Commissions receivable		427,805
Accounts receivable		111,152
Other assets		369,636
Fixed Assets, net of $2,999 of accumulated depreciation		9,001
Total Assets	$	1,358,782

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	47,552
Commissions payable		379,019
Accrued expenses		22,653
Deferred revenue		2,925
Total Liabilities		452,149

Stockholder's Equity

Common stock $50 stated value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		871,764
Total Stockholder's Equity		906,633
Total Liabilities and Stockholder's Equity	$	1,358,782

See accompanying notes.